September 29, 2023

Mr. Robert Shapiro
Mr. Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Yelp Inc.
        Form 10-K for Fiscal Year Ended December 31, 2022
        Filed February 24, 2023
        Form 10-Q for Fiscal Quarter Ended June 30, 2023
        Filed August 7, 2023
        File No 001-35444

Ladies and Gentlemen:
Yelp Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 7, 2023 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.
Form 10-K for the Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 58
1.In the response to comment four you provide your intended revised disclosure regarding quantification of variance factors for cash flows for operating activities. This revised disclosure appears to explain how operating cash flows were derived for the indicated period. Please note the disclosure is to be an analysis of why the reported amount of operating cash materially changed from period to period pursuant to Item 303 of Regulation S-K. Also note references to results and changes in operating assets and liabilities may not provide a sufficient basis to understand how
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

operating cash actually was affected between periods. Further note the noncash items referred to do not impact cash. In preparing your analysis, refer to the introductory paragraph of section IV.B and B.1 of Staff Release No. 33-8350 for guidance.
We respectfully advise the Staff that we plan to revise our liquidity and capital resources disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2023, to discuss and quantify the reasons operating cash materially changed from period to period. Using a portion of the disclosures included in the Annual Report for illustrative purposes, we intend to replace our analysis of operating cash flows with disclosure in substantially the following form:
Operating Activities. Net cash provided by operating activities during the year ended December 31, 2022 decreased by $20.3 million compared to 2021 primarily due to increases of $67.8 million in the amount of employee salaries, commissions and bonuses paid, primarily resulting from higher average headcount, $57.3 million in the amount of payments to vendors as a result of higher operating expenses, reflecting additional investments in the business, and timing of payments, and $47.9 million in the amount of income taxes paid, driven by the increase in net income as well as the requirement to amortize certain research and development expenses under the Tax Act. These cash outflows were partially offset by a $147.4 million increase in cash collected from customers primarily due to an increase in revenue.
Form 10-Q for the Quarter Ended June 30, 2023
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 15. Income Taxes, page 23
2.Please explain your consideration of disclosing the nature and effect of any significant matters that affected the comparability of your taxes payable balance of $46.2 million at June 30, 2023 with your taxes payable balance of $6.2 million at Dec. 31, 2022. We note taxes payable increased by $15 million in the first quarter of 2023 and an additional $25 million in the second quarter of 2023 per your disclosures in your interim filings. Refer to ASC 740-10-50-14.
We respectfully advise the Staff that the increase in our taxes payable balance from December 31, 2022 to June 30, 2023 was primarily due to our deferral of certain income tax payments and, to a lesser extent, an increase in our taxable income as a result of an increase in income before income taxes and the requirement to capitalize certain research and development expenses. We deferred income tax payments in accordance with the tax relief provided by the Internal Revenue Service release CA-2023-03 (“IRS CA-2023-03”). IRS CA-2023-03, which provided relief in connection with the severe winter storms in certain California counties in March 2023, permitted us to postpone the payment of federal income taxes, including quarterly estimated tax payments originally due between March 9, 2023 and October 16, 2023.
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

We further respectfully advise the Staff that we plan to disclose the nature and effect of any significant matters affecting comparability of our taxes payable balance for the periods presented, to the extent such matters are not otherwise evident, in our future filings. Using a portion of the disclosures in our Quarterly Report for illustrative purposes, we intend to add disclosure to Note 11, “Accounts Payable and Accrued Liabilities,” included under Part I, Item 1 in the Quarterly Report, substantially in the following form:
The increase in the taxes payable balance from December 31, 2022 to June 30, 2023 primarily reflects the deferral of certain federal income tax payments until the fourth quarter of 2023, as permitted under tax relief granted by the Internal Revenue Service.
3.You disclose as of June 30, 2023 the total amount of gross unrecognized tax benefits was $63.9 million, $30.3 million of which was subject to a full valuation allowance. ASC 740-10-40-2 states use of a valuation allowance is not a permitted substitute for derecognizing the benefit of a tax position when the more-likely-than-not recognition threshold is no longer met. Please explain to us how your treatment complies with the noted guidance.
We respectfully advise the Staff that we do not substitute a valuation allowance for derecognizing the benefit of a tax position when the more-likely-than-not recognition threshold is no longer met. Rather, we have recognized a reduction of deferred tax assets as a result of an uncertain tax position under ASC 740-10. We intended our disclosure to convey that the valuation allowance itself is the reason a portion of our unrecognized tax benefits would not affect our effective tax rate, if recognized. If we recognized the unrecognized tax benefits associated with the deferred tax assets subject to a valuation allowance, the resulting increase in deferred tax assets would be offset by the valuation allowance and therefore have no impact on our effective tax rate.
We further respectfully advise the Staff that we plan to revise our disclosure to clarify this matter in our future filings, beginning with the quarterly report on Form 10-Q for the quarter ending September 30, 2023. Using the disclosure in our Quarterly Report for illustrative purposes, we intend to replace our existing disclosure with disclosure in substantially the following form:
As of June 30, 2023, the Company had $33.6 million of unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Reconciliation of Net Income to Adjusted EBITDA, page 32
4.You present an adjustment for litigation settlement expense of $11 million, apparently regarding the CIPA litigation, in computing your non-GAAP measure Adjusted EBITDA for the three and six months ended June 30, 2023. You disclose a $4 million loss contingency was recorded for this litigation in fiscal 2022, but it appears you did not make an adjustment for this in computing Adjusted EBITDA for that year. Please disclose this change between periods in your treatment of expenses for this
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

litigation and the reason for it, and explain the reason to us. Refer to Question 100.02 of our Compliance and Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures. Additionally, in the footnote to the reconciliation table for this measure, describe, if true, the adjustment pertains solely to the CIPA litigation so investors do not get the impression you are adjusting for all litigation expenses that may be prohibited by Question 100.01 of the C&DI.
We respectfully advise the Staff that we recorded both an accrual of $4.0 million for loss contingency within accounts payable and accrued liabilities as well as a receivable of $3.8 million for loss recovery for anticipated insurance proceeds within prepaid expenses and other current assets as of December 31, 2022, in each case related to the CIPA Action (as defined in the Quarterly Report). Because the net impact of these items on our calculation of adjusted EBITDA for the year ended December 31, 2022 was immaterial, we did not make an adjustment for either amount. However, we did not record any additional receivable for loss recovery to offset the $11.0 million loss contingency we recorded as of June 30, 2023; accordingly, we adjusted for the entire amount of the additional loss contingency in our calculation of adjusted EBITDA for the three and six months ended June 30, 2023.
We further respectfully advise the Staff that we intend to revise the definition of adjusted EBITDA in our quarterly report on Form 10-Q for the quarter ending September 30, 2023 substantially as follows (marked to show changes from our prior disclosure):
Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted to exclude: provision for (benefit from) income taxes; other income, net; depreciation and amortization; stock-based compensation expense; and, in certain periods, certain other income and expense items, such as material litigation settlements ~~expenses~~ and impairment charges that we deem not to be indicative of our ongoing operating performance.
We also intend to revise the litigation settlement expense line of the reconciliation table for adjusted EBITDA in our quarterly report on Form 10-Q for the quarter ending September 30, 2023 to remove the reference to “expense” and add a footnote, substantially as follows (marked to show changes from our prior disclosures):
Litigation settlement ~~expense~~(1)(2)
…
(2)    Represents the loss contingency recorded in connection with the settlement of a putative class action lawsuit asserting claims under the California Invasion of Privacy Act. See Note 12, “Commitments and Contingencies,” included under Part I, Item 1 in this Quarterly Report for additional information.
***
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

Please do not hesitate to contact me or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.
Sincerely,
/s/ David Schwarzbach
Chief Financial Officer, Yelp Inc.

cc:    Aaron Schur, Senior Vice President, Legal and General Counsel
    David Peinsipp, Cooley LLP
Yelp Inc. ● 350 Mission Street, 10th Floor, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833